Exhibit 21

Subsidiaries of Veru Inc. (1)

The subsidiaries of Veru Inc. are as follows:

Name	Jurisdiction of Organization

Aspen Park Pharmaceuticals, Inc.	Delaware
Badger Acquisition Sub, Inc.	Delaware
The Female Health Company Limited	United Kingdom
The Female Health Company (UK) Plc.	United Kingdom
The Female Health Company (M) SDN.BHD	Malaysia
Veru International Holdco Inc.	Delaware
Veru Biopharma UK Limited	United Kingdom
Veru Biopharma Europe Limited	Ireland

(1)	All subsidiaries are wholly owned, directly or indirectly, by Veru Inc.